Exhibit 99.1

For Immediate Release

Company name: DAIICHI SANKYO COMPANY, LIMITED

Representative: Takashi Shoda, President and Representative Director

(Code no.: 4568, First Section, Tokyo, Osaka and Nagoya Stock Exchanges)

Please address inquiries to Toshio Takahashi, Corporate Officer in Charge,

Corporate Communications Department

Telephone: +81-3-6225-1126

Large Scale Clinical Trial MEGA Study* Employing the Hyperlipidemia

Drug Mevalotin®

Tokyo, November 17, 2005 – DAIICHI SANKYO COMPANY, LIMITED presented the results of the large scale clinical trial “MEGA Study” which employs Mevalotin® (generic name: pravastatin sodium) on November 16 at the annual American Heart Association (AHA) 2005 Scientific Sessions held in Dallas, Texas.

This was a special study initiated in 1993 as a contract research project sponsored by the Ministry of Health, Labor and Welfare (the Ministry of Health and Welfare at the time) targeting approximately 8,000 mild to moderate hyperlipidemia patients with no past history of coronary heart disease. It is Japan’s first large scale randomized, comparative study to test the drug’s effectiveness in primary prevention against cardiovascular disease over an average observation period of more than 5 years. The study was conducted toward hyperlipidemia patients indicating total cholesterol levels of 220–270mg/dL, and compared a diet therapy alone group against a diet therapy plus Mevalotin® (10-20mg/day) combination group. The following test results were announced for the Mevalotin combined group:

•	Onset of coronary artery disease was significantly suppressed by 33% (p=0.010). In particular, the onset of myocardial infarction was significantly suppressed by 48% (p=0.03).

•	Incidence of all cardiovascular diseases including coronary artery disease and cerebral infarction was significantly suppressed by 30% (p=0.005).

•	Total mortality rate was suppressed by 28% (p=0.055).

•	No significant difference between groups was confirmed in the development of adverse phenomenon such as cancer, and similarly with the numerous evidence gathered until now, safety of the long term ingestion of Mevalotin® was confirmed.

Sankyo Co., Ltd. (hereafter, Sankyo; President Yasuhiro Ikegami), a 100% subsidiary of DAIICHI SANKYO COMPANY, LIMITED, first marketed Mevalotin® in 1989. For the past 17 years, Sankyo has been a leader in the hyperlipidemia field, has conducted various projects and supported both doctors and patients alike. Sankyo considers the MEGA Study, the results of which were released this time, to be part of this long tradition. The study has called renewed attention to the importance of hyperlipidemia treatment in Japan, and is highly meaningful in the everyday examining room.

In the future, detailed evaluations and analyses from various angles shall be implemented by specialists. The company will continue to contribute to healthcare in Japan by delivering new and high quality information accurately and swiftly to the medical community, and will strive to further establish a trustworthy company name.

*	Note: MEGA Study stands for Management of Elevated Cholesterol in the Primary Prevention Group of Adult Japanese Study